July 18, 2007
VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Life Insurance Company
601 Congress Street
Boston, MA 02210

Re:	John Hancock Life Insurance Company (U.S.A)
      Separate Account A
      Initial Registration Statements on Form N-4
File Nos. 333-143075, 333-143076 and 811-6584

John Hancock Life Insurance Company of New York
Separate Account H
      Initial Registration Statements on Form N-4
File Nos. 333-143073, 333-143074 and 811-4311

Dear Mr. Loftus:

      The staff has reviewed the above-referenced registration statements which the Commission received on May 18, 2007. Based on your representation that the filings are substantially similar to File Nos. 333-70730 and 033-79112, the registration statements received a selective review. Based on this review, we have the following comments on the filings:

1. Glossary of Special Terms, pages 1-2

Consider adding all capitalized terms to the Glossary. See, for example, Guaranteed Withdrawal Amount, Guaranteed Withdrawal Balance, Adjusted Guaranteed Withdrawal Balance, Benefit Base, Adjusted
Benefit Base, Lifetime Income Amount,  Lifetime Income Date, etc.

2. Overview, page 6

Please define the terms Bonus, Lifetime Income Amount and Lifetime
Income Date.




3. Can I return my Contract?, page 8

Please revise the last sentence of the section to clarify that a contract owner will receive a refund of premium payments only if that amount is higher than contract value (minus any unpaid loans).

4. Fee Tables, pages 9-11

So as not to obscure the information to be included in the fee tables, please move all footnotes to the bottom of the appropriate page or at the end of the required disclosure. Also, please separate the text from the withdrawal charge percentages and align the withdrawal charge percentages.

5. Fees Deducted from Contract Value, page 11

You disclose under the caption that the fees are expressed as "a percentage of Adjusted Guaranteed Withdrawal Benefit," but in footnotes (1) and (2) you refer to the charges as a percentage of the Adjusted Benefit Base. Please clarify.

6. Examples, page 12

a. Once you have added the expense information to this section, please supplementally advise how you calculated the amounts on the Year 1 columns.

b. Please confirm that Example 1 will reflect the maximum possible fee for the Optional Income Plus for Life Rider.

7. The Companies, page 18

Please supplementally advise whether the guarantee mentioned at the top of page 18 is registered.

8. John Hancock Trust, pages 20-25

We note that footnote (1) refers to the Global Real Estate Trust, but that the annotation is placed next to the Real Estate Securities
Trust.  Please correct.

9. Voting Interest, page 25

Please disclose whether any minimum number of contractowner votes must be received in order to have a quorum.

10. GMWB Alternate Annuity Option: LIA with Cash Refund, pages 36-37

Please define the acronym LIA.

11. Other Contract Provisions - Right to Review, page 40

Please clarify that in states that require it, including California, you will return all Purchase Payments made during the free look period if that amount is greater than the Contract Value minus Unpaid Loans (and not just with respect to Contracts issued as individual retirement annuities under Sections 408 and 408A of the Code).

12. Withdrawal Charges, page 72

Please disclose whether Bonuses are treated as accumulated earnings for purposes of calculating the free withdrawal amount.

13. Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
** * * * * * * * * * * * *
      Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.
      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it.
After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

      If you have any questions, please phone me at (202) 551-6751. My fax number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

      Sincerely,



      Alison White
      Senior Counsel
      Office of Insurance Products



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